SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-31323

(Check One) ☒ Form 10-K		☐ Form 11-K	☐ Form 10-D	☐ Form N-CSR
☐ Form 20-F		☐ Form 10-Q	☐ Form N-SAR

For period ended: December 31, 2005
☐ Transition Report on Form 10-K		☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K		☐ Transition Report on Form N-SAR
For the transition period ended: N/A
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
PART I REGISTRANT INFORMATION
SLS INTERNATIONAL, INC. (Full name of registrant) N/A
(Former name if applicable)
1650 W. Jackson
(Address of principal executive office)
Ozark, Missouri 65721
(City, state and zip code)
PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have worked diligently to complete our Annual Report on Form 10-K for the year ended December 31, 2005.  However, this year’s Annual Report is the first Form 10-K that we will file (as opposed to Form 10-KSB), the first year that we are deemed to be an accelerated filer with the earlier filing deadline applicable to accelerated filers, and the first year that SLS has been required to certify as to its internal controls.  As a result of these several factors, we have been unable to complete the Form 10-K by the required date without unreasonable effort and expense.  Pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, we respectfully request a fifteen-day extension, to file our Annual Report on Form 10-K.

PART IV OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.
Michael L. Maples	(417)	883-4549
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

N/A

SLS INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: March 14, 2006	By: /s/ Michael L. Maples
	Name: Michael L. Maples Title: Chief Financial Officer